06007541

AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 23 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35134

49817 FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reinoso & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Reinoso 212 – 832-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Edward Reinoso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reinoso & Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
JACQUELINE AUSTIN
NOTARY PUBLIC-STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REGISTRATION NO. 01AU6140428
My Commission Expires January 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REINOSO & COMPANY INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2005

REINOSO & COMPANY INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
Facing Page	
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information	
Computation of Net Capital	10
Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Reconciliations Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control	12-14

LINDER & LINDER *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Reinoso & Company Incorporated

We have audited the accompanying statement of financial condition of Reinoso & Company Incorporated as of December 31, 2005 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reinoso & Company Incorporated at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2006

REINOSO & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 38,525
Receivable from broker	2,714
Securities owned, at fair value	298,008
Interest receivable	4,011
Property and equipment - at cost, Office furnishings, less accumulated depreciation of $1,780	20,275
Total Assets	$ 363,533

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to broker	$ 405
Accrued expenses	15,455
Due to affiliate	4,457
Total Liabilities	20,317
Stockholder's Equity	
Common stock, $.10 par value, 1000 shares authorized, 1000 shares issued	100
Additional paid in capital	808,791
Retained earnings (deficit)	(34,857)
Treasury stock, at cost, 300 shares	(430,818)
Total Stockholder's Equity	343,216
Total Liabilities and Stockholder's Equity	$ 363,533

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Trading	$ 127,668
Interest income	13,344
Administrative fees	255,492
Other income	1,862
Total Revenues	398,366
Operating Expenses	
Compensation and employee benefits	198,893
Clearance fees	9,958
Professional fees	23,650
Regulatory fees and assessments	4,013
Occupancy expenses	33,823
Data services	9,489
Communication	18,073
Other operating expenses	50,940
Total Operating Expenses	348,839
Net Income	$ 49,527

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
Balance - December 31, 2004	$ 100	$ 808,791	$ 89,616	$(430,818)
Dividends	-	-	174,000	-
Net income - 2005	-	-	49,527	-
Balance - December 31, 2005	$ 100	$ 808,791	$(34,857)	$(430,818)

See accompanying auditors' report and notes to financial statements.

REINOSO COMPANY INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities	
Net income	$ 49,527
Adjustment to reconcile net income to net cash flows from operating activities	
Depreciation	1 ,059
Changes in operating assets and liabilities	
Decrease in receivable from broker - net	29,883
Decrease in securities owned	131,320
Decrease in interest receivable	11,509
Increase in accrued expenses	5,605
Cash Flows Provided By Operating Activities	228,903
Cash Flows from Investing Activities	
Purchase of property and equipment	(21,334)
Cash Flows from Financing Activities	
Advances from affiliate	4,457
Payment of dividends	(174,000)
Cash Flows Used For Financing Activities	(169,543)
Net Increase in Cash and Cash Equivalents	38,026
Cash and Cash Equivalents, Beginning	499
Cash and Cash Equivalents, End	$ 38,525

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Reinoso & Company Incorporated, (the "Company"), which became a broker-dealer in 1985 is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Office furnishings are stated at cost. Depreciation is calculated using the straight-line method over its estimated useful lives.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of Significant Accounting Policies - (Continued)

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Receivable to/from Broker

Receivable to/from broker arise as a result of the Company's normal security transactions.

Note 3 - Clearance Agreement

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $100,000.

Note 4 - Commitments

Leases

The Company leased its offices on a month-to-month basis through September 2005. The Company signed a noncancellable lease for office space with monthly payments of $8,308 commencing October 2005 and maturing September 2008. For the year ended December 31, 2005, rent expense amounted to $33,823.

Minimum lease payments are as follows:

Year ending	Amount
2006	$99,696
2007	99,696
2008	74,772

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 5 - Related Party Transactions

The Company charges Reinoso Asset Management, an affiliate company under common ownership, an administrative fee for professional services rendered. For the year ended December 31, 2005, the administrative fee amounted to $255,492.

An affiliated company, whose partner is the shareholder of the Company, has advanced capital to the Company. The advances are non-interest bearing and due on demand.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

Note 7 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2005, the Company had net capital, as defined, of $408,028 which exceeded the required minimum net capital by $403,028. Aggregate indebtedness at December 31, 2005 totaled $9,850 and the ratio of aggregate indebtedness to net capital was .02 to 1.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$343,216
Deductions - Non-allowable assets	
Property and equipment	20,275
Interest receivable	4,011
	24,286
Net capital before haircuts	318,930
Haircuts	
Corporate obligations	20,861
Money market funds	46
Undue concentration	9,314
	30,221
Net capital, as defined	288,709
Minimum net capital required	5,000
Net capital in excess of minimum requirement	$283,709

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 19,912

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 19,912}{\$288,709} = .07$$

The ratio of aggregate indebtedness to net capital is .02 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company uses an independent escrow bank account in accordance with Rule 15c2-4 and does not hold customer funds or securities.

Reconciliation of Computation of Net Capital

Net capital, per focus report	$288,709
Net capital, as computed	$288,709
Aggregate indebtedness, per focus report	$ 20,316
Due to broker	(404)
Aggregate indebtedness, as computed	$ 19,912

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER Certified Public Accountants

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
Reinoso & Company Incorporated

In planning and performing our audit of the financial statements and supplementary schedules of Reinoso & Company Incorporated, (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or Control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy

for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Reinoso & Company Incorporated to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.

February 3, 2006